EXHIBIT 99.1

FAIRFAX  News Release

TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, July 8, 2015

FAIRFAX COMPLETES BRIT ACQUISITION

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it has completed its cash tender offer to shareholders of Brit PLC. Fairfax has sold 29.9% of the Brit shares to Ontario Municipal Employees Retirement System (OMERS).  Fairfax currently owns 70.1% of Brit and has the ability to repurchase the shares owned by OMERS over time.

Brit is a market-leading global specialty insurer and reinsurer, with a major presence in Lloyd’s. Brit’s growing US and international reach are highly complementary to Fairfax’s existing worldwide operations and the acquisition will allow Fairfax to further diversify its group risk portfolio.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946